Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

SUPPLEMENTAL ANNOUNCEMENT

CONNECTED TRANSACTIONS IN RELATION TO THE FORMATION OF PARTNERSHIPS

Reference is made to two announcements of China Life Insurance Company Limited (the “Company”) dated 16 December 2021 (the “Announcements”) in relation to (i) connected transactions regarding the investment by the Company in Xinyuan Partnership and Xindian Partnership through equity investment plans, and (ii) a connected transaction regarding the investment by the Company in China Life Chengda (Wuxi) Equity Investment Center (Limited Partnership)(“Wuxi Partnership”). Unless the context otherwise requires, capitalized terms used herein shall have the same meanings as those defined in the Announcements.

The Company wishes to provide further information of Xinyuan Partnership, Xindian Partnership and Wuxi Partnership as follows:

XINYUAN PARTNERSHIP AND XINDIAN PARTNERSHIP

Xinyuan Partnership and Xindian Partnership will primarily invest in green and low-carbon investment targets (such as wind power, photovoltaic power, energy storage and other clean energy projects), with particular focus on the projects satisfying the following requirements:

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The estimated internal rate of return of the investment project shall not be lower than 6%, subject to adjustment based on the macroeconomic situation, capital market conditions, strategic development needs and other actual circumstances;

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The investment project shall comply with national industrial policies, such as the Guiding Opinions of the State Council on Accelerating the Establishment of a Sound Green, Low-Carbon and Cyclic Economic System (Guo Fa [2021] No. 4), the legal procedures for the establishment, development, construction and operation of the investment project have been fulfilled, and the project company has no adverse credit records in the last two years; and

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In principle, the shareholding ratio of Xinyuan Partnership / Xindian Partnership in the project company shall not be less than 34%, and the capital ratio of the investment project shall not be less than 20% of the total investment amount of the project. Further, the investment amount of Xinyuan Partnership / Xindian Partnership in any single project shall not exceed 50% of the total capital contribution by all partners.

WUXI PARTNERSHIP

Wuxi Partnership will primarily make direct or indirect investment in private equity projects in the medical health and technological innovation sectors, with particular focus on the projects satisfying the following requirements:

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With respect to the investment in the medical health sector, Wuxi Partnership will focus on four core areas, including life science, medical technology, medical services and distribution, as well as digital medical care, with a view to creating an inclusive healthcare industry ecosystem, and target on high-quality companies with strong independent research and development capability, leading platform technology and prominent domestic substitution advantages;

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With respect to the investment in the technological innovation sector, Wuxi Partnership will focus on three areas, including new infrastructures, core technology platforms and industrial upgrade applications in the new economic era, and target on premium technology companies with leading technology advantages, clear business model and high financial and investment value. Specifically, new infrastructures mainly refer to the infrastructure assets that drive the digital and intelligent transformation of the economy; core technology platforms mainly refer to those platforms using technologies including cloud computing, big data, artificial intelligence, semiconductors and intelligent terminals; and industrial upgrade applications mainly refer to new applications and new models for the digital and intelligent transformation of traditional industries such as medical care;

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The estimated internal rate of return of the investment project shall not be lower than 8%, subject to adjustment based on the macroeconomic situation, capital market conditions, strategic development needs and other actual circumstances; and

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The investment amount of Wuxi Partnership in any single project shall not exceed 20% of the total capital contribution by all partners. Further, without the consent of the investment advisory committee, the amount of investment made by Wuxi Partnership in any private equity funds managed by third party managers shall not exceed 20% of the total capital contribution by all partners.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 29 December 2021

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao